January 23, 2006


By facsimile to (214) 659-4401 and U.S. Mail


Mr. Xiangqian Li
Chairman, President, and Chief Executive Officer
China BAK Battery, Inc.
BAK Industrial Park
No. 1 BAK Street
Kuichong Town, Longgang District
Shenzhen, People`s Republic of China

RE:	China BAK Battery, Inc., formerly known as Medina Coffee,
Inc.
	Pre-effective Amendment 6 to Registration Statement on Form
SB-2
	Filed January 13, 2006
	File No. 333-122209
	Annual Report on Form 10-KSB for the fiscal year ended
September
30, 2005
	Filed December 30, 2005
File No. 0-49712

Dear Mr. Li:

	We reviewed the filings and have the comments below.

10-KSB

Item 5. Market for Common Equity and Related Stockholder Matters and
Small Business Issuer Purchases of Equity Securities

1. China BAK Battery may not use the name "NASD" in reference to the
Over-the-Counter Bulletin Board.  Please revise.

Item 8A.  Disclosure Controls and Procedures

2. We note this section`s first two paragraphs. Revise to clarify, if true, that:

* Management, including your chief executive officer and chief financial officer, concluded that your controls and procedures are designed and are effective to give reasonable assurance that the information required to be disclosed by China BAK Battery in reports that it files under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the Commission.

* Your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that China BAK Battery files or submits under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions on required disclosure.

See Exchange Act Rule 13a-15(e).

3. We note your statement that "A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that its objectives will be met." Revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. Alternatively, remove the reference to the level of assurance of your disclosure controls and procedures. See section II.F.4. of Release No. 34-47986 that is available on the Commission`s website at www.sec.gov.

Changes in Internal Control Over Financial Reporting, page 34

4. Please tell us how you concluded that the restatements described in the introduction of this disclosure did not constitute a change in your internal control over financial reporting during the period.

Evaluation of Disclosure Controls and Procedures, page 35

5. Your disclosure states that you have "concluded that, as of September 30, 2005 [your] Disclosure Controls and Procedures were designed to ensure that material information relating to the Company is made known to [your] chief executive officer and chief financial officer by others within the Company, particularly during the period in which this report was being prepared." This statement does satisfy the requirement of a statement regarding your conclusion of the effectiveness of your disclosure controls and procedures. Please amend your filing to include a clear and concise statement regarding your conclusion of the effectiveness of your disclosure controls and procedures. In doing so, please ensure you specifically disclose how the restatements included in the introduction of this disclosure impacted your conclusion regarding the effectiveness of your disclosure controls and procedures.

Report of Independent Registered Public Accounting Firm, page F-1

6. The auditors` report included in your filing is not signed by your auditor. Please obtain from your auditors a signed audit report and include this in your amended Form 10-KSB.

Financial Statements

7. We read your response to our comments 8 and 9 from our letter dated January 4, 2006. Your response states that you will file amended Forms 10-KSB and 10-QSB related to the restatements disclosed in note 20 to the financial statements included in your Form SB-2/A filed on January 13, 2005. However, it does not appear you have done so. We respectively reissue our previous comment. Your disclosure included in note 20 to the financial statements included in your Form
SB-2/A filed on January 13, 2005 includes information for which you have determined a restatement is required. It is not sufficient to merely include a disclosure in your Form SB-2/A. We refer you to the instructions in Form 8-K, which states under general instruction B(1)
that a report on Form 8-K is required to be filed or furnished, as applicable, upon the occurrence of any one or more of the events specified in the items in Sections 1-6 and 9 of Form 8-K. Non-reliance on previously issued financial statements is included in
Section 4.  As previously requested, please file an Item 4.02 Form
8-
K referencing each restatement item, for which you have concluded a restatement is required. Please also file amended Forms 10-KSB for the fiscal year ended September 30, 2005, Forms 10-QSB for the fiscal quarters ended June 30, 2005 and March 31, 2005 and amend your Form
8-K/A filed on April 7, 2005, which includes the audited financial statements for China BAK Battery for September 30, 2004 and September
30, 2003.

8. We again remind you that when you file your restated Forms 10-
KSB/A and 10-QSB/A you should appropriately address the following:

* an explanatory paragraph in the reissued audit opinion,

* full compliance with APB 20, paragraphs 36 and 37,

* fully update all affected portions of the document, including
MD&A,

* updated Item 8A. Item 3 disclosures should include the following:

				a discussion of the restatement and the facts
and
circumstances 						surrounding it,

				how the restatement impacted the CEO and CFO`s
original conclusions 					regarding the
effectiveness of your disclosure controls and procedures,

				changes to internal controls over financial
reporting, and

				anticipated changes to disclosure controls and
procedures and/or internal 					controls over
financial reporting to prevent future misstatements of a
		similar nature.

Refer to Items 307 and 308(c) of Regulation S-B.

* updated certifications, which should reference Form 10-QSB/A, rather than Form 10-QSB and Form 10-KSB/A, rather than Form 10-
KSB.

Exhibit 23.1

9. Please ensure you obtain and include in your amended Form 10-
KSB
an updated and signed consent from your auditors.

Other

10. When responding to our comments on the 10-KSB, provide a written statement from China BAK Battery in which China BAK Battery acknowledges that:

* China BAK Battery is responsible for the adequacy and accuracy of the disclosure in the filings.

* Our comments or changes to disclosures in response to our comments do not foreclose the Commission from taking any action on the filings.

* China BAK Battery may not assert our comments as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

Closing

	File an amendment to the 10-KSB in response to the comments. To expedite our review, China BAK Battery may wish to provide us three marked courtesy copies of the amendment. Include with the filings any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If China BAK
Battery thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since China BAK Battery and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If China BAK Battery requests acceleration of the registration statement`s effectiveness, China BAK Battery should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve China BAK Battery from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* China BAK Battery may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that China BAK Battery provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Meagan L. Caldwell, Staff Accountant, at (202) 551-3754 or Rufus G. Decker
III,
Accounting Branch Chief, at (202) 551-3769. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3767.

Very truly yours,





Jennifer R. Hardy

Legal
Branch Chief

cc:	Nevada Agency and Trust Company
	Agent for Service, China BAK Battery, Inc., f/k/a Medina
Coffee,
Inc.
	50 West Liberty Street, Suite 880
	Reno, NV 89501

	Robin Bradford, Esq.
	Andrews Kurth LLP
	1717 Main Street, Suite 3700
	Dallas, TX 75201



Mr. Xiangqian Li
January 23, 2006
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE